BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 28, 2019
April 5, 2019
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”), for the fiscal year ended February 28, 2019. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended February 28, 2019 and up to and including April 5, 2019.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2019 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2019 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•
the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings;

•	the Company’s expectations regarding revenue, billings, market share, gross margin and earnings for fiscal 2020;

•	the Company’s expectations regarding the profitability of BlackBerry Cylance;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview - Strategy”, “Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018 - Consolidated Revenue”, “Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018 - Consolidated Gross Margin”, “Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018 - Net Income”, and “Financial Condition - Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, the launch of new products and services, general economic conditions, competition, and the Company’s expectations regarding its financial performance. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•	the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability;

•	the intense competition faced by the Company;

•
the occurrence or perception of a breach of the Company’s network or product security measures, or an inappropriate disclosure of confidential or personal information could significantly harm its business;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	risks related to the Company’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and channel partners;

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations;

•	risks related to the Company’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties;

•
the risk that failure to protect the Company’s intellectual property could harm its ability to compete effectively and the Company may not earn the revenues it expects from intellectual property rights;

•	the risk that the Company could be found to have infringed on the intellectual property rights of others;

•	the risk that litigation against the Company may result in adverse outcomes;

•	risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements;

•	the Company’s ability to obtain rights to use third-party software;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation;

•	the Company’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers;

•	the substantial asset risk faced by the Company, including the potential for charges related to its long-lived assets and goodwill;

•	risks related to the Company’s indebtedness, which could adversely affect its operating flexibility and financial condition;

•	risks related to government regulations applicable to the Company’s products and services, including products containing encryption capabilities, which could negatively impact the Company’s business;

•	risks related to foreign operations, including fluctuations in foreign currencies;

•	risks associated with any errors in the Company’s products and services, which can be difficult to remedy and could have a material adverse effect on the Company’s business;

•	risks related to the failure of the Company’s suppliers, subcontractors, channel partners and representatives to use acceptable ethical business practices or comply with applicable laws;

•	the Company’s reliance on third parties to manufacture and repair its hardware products;

•	risks related to fostering an ecosystem of third-party application developers;

•	risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks;

•	risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities;

•	risks related to the fluctuation of the Company’s quarterly revenue and operating results;

•	the volatility of the market price of the Company’s common shares; and

•	risks related to adverse economic and geopolitical conditions.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy” in this MD&A.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy. Based in Waterloo, Ontario, the Company was founded in 1984 and operates globally. The Company’s common shares trade under the ticker symbol “BB” on the New York Stock Exchange and the Toronto Stock Exchange.
Strategy
The Company is widely recognized for productivity and security innovations, and the Company believes that it delivers the most secure endpoint management and communications solutions in the market. With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company is focused on delivering an end-to-end software and services platform for the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, vehicles, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart business processes that span across people, connected endpoints and their data. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management (“UEM”), cybersecurity solutions, embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network, as well as in the cloud.
The Company intends to continue to increase and enhance its product and service offerings through both organic investments and strategic acquisitions. The Company’s goal is to remain a leader in its target enterprise markets by continuing to extend the functionality of its secure platform and delivering innovative solutions focused on strategic industry verticals. Please also see the “Narrative Description of the Business - Strategy” section in the AIF, which is included in the Annual Report.
Products and Services
The Company’s core software and services offering is its end-to-end Enterprise of Things platform that comprises endpoint management capabilities, enterprise communication and collaboration software and safety-certified embedded solutions, including BlackBerry UEM, BlackBerry Dynamics, BlackBerry AtHoc, Secusmart, BlackBerry Workspaces, and the technologies offered by BlackBerry QNX. The Company is developing BlackBerry Spark, a next-generation secure communications platform that will create and leverage trusted connections between endpoints, and intends to integrate the artificial intelligence and machine learning cybersecurity capabilities of BlackBerry Cylance with BlackBerry Spark.
BlackBerry UEM offers a “single pane of glass”, or unified console view, for managing and securing devices, applications, identity, content, and Internet of Things endpoints across all leading operating systems. BlackBerry Dynamics offers a best-in-class development platform and secure container for mobile applications, including the Company’s own enterprise applications such as BlackBerry Work and BlackBerry Connect for secure collaboration. BlackBerry AtHoc provides secure, networked crisis communications solutions, and Secusmart provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities.
The acquisition of Cylance in late fiscal 2019 has provided the Company with a leading artificial intelligence and machine learning-based platform consisting of CylancePROTECT, an endpoint threat prevention solution that uses machine learning to prevent suspicious behavior and the execution of malicious code on an endpoint, and CylanceOPTICS, an endpoint detection and response (“EDR”) solution that provides both visibility into and prevention of malicious activity on an endpoint. Unlike traditional signature-based cybersecurity products, the BlackBerry Cylance solution can predict whether code that has never been seen before, known in the cybersecurity industry as “zero-day” threats, is malicious and prevent it from running.
The BlackBerry QNX unit is a global provider of real-time operating systems, middleware, development tools, and professional services for connected embedded systems in the automotive, medical, industrial automation and other markets. A leader in software for automotive electronics, BlackBerry QNX offers a growing portfolio of certified safety-critical modules and platform solutions and is focusing on achieving design wins with automotive original equipment manufacturers, Tier 1 vendors and automotive semiconductor suppliers.
The Company also offers its BlackBerry Radar asset tracking solution, BlackBerry Jarvis code security testing platform, Paratek antenna tuning technology, BlackBerry Certicom cryptography and key management products, BlackBerry Messenger (“BBM”) Enterprise service, and BlackBerry Spark Communication Services for the Communications Platform as a Service market.
The Company is also engaged in the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded, and white label handsets. The

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company intends to expand its security software and brand licensing program, under which the BlackBerry KEY2, BlackBerry Evolve and other smartphones have been launched to date, to include a broader set of devices and non-smartphone endpoints. The Company also licenses its other intellectual property assets, including certain of its patents as well as assets related to the BBM Consumer service.
In addition, the Company continues to generate service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, as well as revenue relating to unspecified future software upgrade rights for devices previously sold by the Company.
Please also see the “Narrative Description of the Business - Products and Services” section in the AIF, which is included in the Annual Report.
Recent Developments
The Company continued to execute on its strategy in fiscal 2019. The Company also announced the following achievements:

•	Completed the acquisition of Cylance Inc. (“Cylance”), an artificial intelligence and cybersecurity leader, for $1.4 billion in cash, plus the assumption of unvested employee incentive awards;

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Announced the development of BlackBerry Spark, the Company’s new Enterprise of Things platform integrating the Company’s endpoint management and embedded software technology to enable secure communication and collaboration between smart endpoints;

•	Recognized as a leader for the second year in a row in the IDC MarketScape: Worldwide Enterprise Mobility Management Software 2018 Vendor Assessment;

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Launched three new automotive software products certified to ISO 26262, the automotive industry’s functional safety standard: BlackBerry’s QNX Hypervisor for Safety, QNX Platform for ADAS 2.0, and QNX OS for Safety 2.0, enabling automakers to accelerate development timelines and reduce cost;

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Announced that BlackBerry QNX software is embedded in the advanced driver assistance system, digital instrument clusters, connectivity modules, handsfree systems or infotainment systems of more than 120 million cars on the road;

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Entered into a strategic partnership with Microsoft Corp. to offer enterprises BlackBerry Enterprise Bridge, a solution that integrates BlackBerry’s expertise in mobility and security with Microsoft’s cloud and productivity products;

•	Entered into a multi-year agreement with Jaguar Land Rover to collaborate and develop technology for the automotive manufacturer’s next-generation vehicles;

•	Collaborated with the Government of Canada to modernize their operations centers with BlackBerry AtHoc during G7 ministerial meetings and the 2018 G7 Summit;

•	Joined the OmniAir Consortium as an executive member to help advance the testing, certification, and deployment of technologies for connected vehicles and intelligent transportation systems;

•	Signed a BlackBerry Secure technology and brand licensing deal with Swiss consumer electronics maker Punkt Tronics AG;

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Entered into a licensing agreement with Bullitt Group to embed BlackBerry cybersecurity technology into a range of highly-secure, rugged Caterpillar- and Land Rover-branded connected devices to be certified as “BlackBerry Secure”;

•	Entered into an arrangement with electric vehicle maker BYTON to use BlackBerry QNX technologies for the in-car experience within its first series of production vehicles;

•	Entered into a multi-year strategic relationship with Samsung Electronics Co. Ltd. to collaborate on integrated solutions to accelerate the digital transformation of their shared business customers;

•	Launched a new ransomware recovery capability within BlackBerry Workspaces that allows organizations to quickly recover from cyberattacks;

•	Entered into a global independent software vendor partnership with Check Point Software Technologies Ltd. to mitigate cybersecurity threats;

•	Entered into a partnership with L-SPARK to help small and medium-sized technology enterprises grow their businesses and bring new products to market using BlackBerry QNX technology;

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Entered into a partnership with ONEBIO to use BlackBerry’s renowned carrier-grade network operation center to power a blockchain digital ledger provided by ONEBIO in order to create an ultra-secure global ecosystem for the storing and sharing of medical data;

•	Launched QNX OS Medical 2.0, a real-time operating system for use in the development of secure medical devices;

•	Entered into a partnership with Mackenzie Innovation Institute to explore security and connectivity between the BlackBerry Spark platform and its ‘smart’ healthcare technology vision;

•	Launched a quantum-resistant code signing server to allow software to be digitally signed using a scheme that will be difficult to breach with a quantum computer;

•
Entered into a partnership with Virginia Tech to help advance the Department of Mechanical Engineering’s connected and autonomous vehicle research and provide hands-on training with BlackBerry QNX software;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Expanded a partnership with Renesas to offer an integrated virtualization, functional safety and secure development environment for the Renesas R-Car system-on-chip devices;

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Announced a new Security Credential Management System service based on BlackBerry’s Certicom technology to help the private and public sectors come together to accelerate the development of Smart Cities and Intelligent Transportation Systems;

•	Launched QNX Platform for Digital Cockpits, the world’s first digital cockpit solution to allow automakers to combine customer experience with safety;

•	Launched BlackBerry Secure feature packs for Enterprise of Things device manufacturers to securely build smart products;

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Expanded its partnerships with Android and PLDT Enterprise, through Smart Communications Inc. to provide MiCab, an online taxi-hailing platform, with an integrated, secure enterprise cloud solution that maintains data privacy, meets compliance and accelerates service delivery;

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Expanded its partner ecosystem by growing enterprise ISV partners by 25 percent in the last year, signing on 140 new channel partners to the BlackBerry Enterprise Partner Program in the fiscal second quarter, signing four new channel partners to the BlackBerry QNX Distributor & Value-Added Integrator programs, and adding AWS as a cloud partner;

•	Announced a commitment by the Government of Canada to invest up to CAD$40 Million to support the Company’s investment in the development of BlackBerry QNX software for autonomous cars;

•	Entered into a contract with NATO Communications and Information Agency for BlackBerry’s SecuSUITE for Government to encrypt conversations of technology and cyber leaders;

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BlackBerry Cylance was recognized as a leader in five distinct categories of the 2019 Cybersecurity Excellence Awards: Best Cybersecurity Company, Most Innovative Cybersecurity Company, Endpoint Detection and Response, Endpoint Security, and Best Cybersecurity Podcast;

•	Launched CylancePERSONA, the first proactive endpoint behavioral analytics solution;

•	Announced that Verizon added BlackBerry Cylance’s artificial intelligence driven antivirus security solutions to its industry-leading Managed Security Services portfolio; and

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Established a new subsidiary, BlackBerry Government Solutions, a new independent wholly-owned subsidiary that will accelerate the company’s Federal Risk and Authorization Management Program (FedRAMP) initiatives and deepen ties with U.S. federal agencies.

Acquisition of Cylance
On February 21, 2019, the Company completed the acquisition of Cylance for $1.4 billion in cash, and common shares, plus the assumption of unvested employee incentive awards. The acquisition of Cylance is a strategic addition to the Company’s end-to-end secure communications portfolio. Its embeddable AI technology is expected to accelerate the development of the BlackBerry Spark platform, which the Company announced in 2018.
2019 Executive Chair Incentive Grant
In the first quarter of fiscal 2019, the Company granted a time-based equity award, a long-term market performance-based equity award and a contingent cash award to the Company’s Executive Chair and CEO as an incentive to remain as Executive Chair until November 3, 2023.
The time-based equity award consists of five million time-based RSUs that will vest annually in five equal tranches beginning on November 3, 2019. The market performance-based equity award consists of five tranches, each of one million market-condition RSUs that will become earned and vested when the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reaches $16, $17, $18, $19 and $20, respectively. Any market-condition RSUs that have not been earned before November 3, 2023 will terminate on such date. The contingent cash award consists of a cash amount of $90 million that will become payable when the 10-day average closing price of the Company’s common shares on the New York Stock Exchange reaches $30. If unearned, the contingent cash award will terminate on November 3, 2023.
Normal Course Issuer Bid
On June 23, 2017, the Company announced that it had received acceptance from the TSX with respect to a normal course issuer bid (“NCIB”) to repurchase up to 31 million common shares of the Company, representing approximately 6.4% of the public float of common shares outstanding as of May 31, 2017. The purpose of the NCIB is to offset a portion of the expected dilution from the Company’s equity incentive plan and from the conversion of the 3.75% Debentures. The Company also announced that it had entered into an automatic purchase plan with its designated broker.
During fiscal 2018, the Company repurchased approximately 2 million common shares at a cost of approximately $18 million. All common shares repurchased by the Company pursuant to the NCIB have been canceled. The Company recorded a reduction of approximately $9 million to capital stock and the amount paid in excess of the per share paid-in capital of the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

common shares of approximately $9 million was charged to deficit. The NCIB expired on June 26, 2018. During fiscal 2019, the Company did not repurchase any common shares.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 29, 2019, the Company announced financial results for the three months and fiscal year ended February 28, 2019, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin percentage, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted income (loss) per share. The Company believes the presentation of these non-GAAP measures provides management and shareholders with important information regarding the Company’s financial performance due to the financial statement impact of the Company’s transformation from a hardware-focused handset manufacturer to an enterprise software and services company with recurring revenue streams.
For the three months ended February 28, 2019, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2019 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

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the Q4 Fiscal 2019 Debentures Fair Value Adjustment (as defined below under “Fiscal 2019 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $6 million;

•	restructuring charges from the Resource Allocation Program (“RAP”) consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $3 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $2 million;

•	stock compensation expense of approximately $14 million;

•	amortization of intangible assets acquired through business combinations of approximately $18 million;

•	business acquisition and integration costs incurred through business combinations of approximately $8 million;

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$9 million, net of legal costs, recorded from a settlement with Panasonic Corporation relating to previously purchased components utilized by the legacy handheld devices business (the “Panasonic Settlement”); and

•	income tax recoveries related to the acquisition of Cylance of approximately $21 million.
For the fiscal year ended February 28, 2019, these adjustments (collectively, the “Fiscal 2019 Non-GAAP Adjustments”) consisted of the following (all items pre-tax and after-tax):

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the Fiscal 2019 Debentures Fair Value Adjustment (as defined below under “Fiscal 2019 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) consisting of charges of approximately $117 million;

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restructuring charges from RAP and recoveries from the Cost Optimization and Resource Efficiency (“CORE”) program consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $11 million on a net basis;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately$12 million;

•	stock compensation expense of approximately $68 million;

•	amortization of intangible assets acquired through business combinations of approximately $82 million;

•	business acquisition and integration costs incurred through business combinations of approximately $12 million;

•	$9 million, net of legal costs, recorded from the Panasonic Settlement; and

•	income tax recoveries related to the acquisition of Cylance of approximately $21 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to assess the Company’s operating performance relative to its consolidated financial results in prior and future periods on a more comparable basis. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin percentage, adjusted income before income taxes, adjusted net income, adjusted income per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of non-GAAP financial measures for the three months and fiscal year ended February 28, 2019 to the most directly comparable U.S. GAAP measures was included in the Company’s March 29, 2019 press release, and is reflected in the tables below:

Q4 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended February 28, 2019 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$255	$206	80.8%	$32	$51	$0.09
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—	—%	(6)	(6)
Restructuring charges (2)	Cost of sales	—	1	0.4%	1	1
Restructuring charges (2)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (3)	Revenue (3)	2	2	0.1%	2	2
Stock compensation expense	Cost of sales	—	1	0.4%	1	1
Stock compensation expense	Research and development	—	—	—%	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—%	10	10
Acquired intangibles amortization	Amortization	—	—	—%	18	18
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	8	8
Settlements, net	Arbitration awards and settlements, net	—	—	—%	(9)	(9)
Acquisition income tax recoveries	Income taxes	—	—	—%	—	(21)
		$257	$210	81.7%	$62	$60	$0.11
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(1) See “Fiscal 2019 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”
(2) See “Fiscal 2019 Summary Results of Operations - Financial Highlights - Restructuring Charges”
(3) Included within Enterprise software and services revenue

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2019 Non-GAAP Adjustments		For the Year Ended February 28, 2019 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net income before income taxes	Net income	Basic earnings per share
As reported		$904	$698	77.2%	$77	$93	$0.17
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	(117)	(117)
Restructuring charges (2)	Cost of sales	—	2	0.2%	2	2
Restructuring charges (2)	Research and development	—	—	—%	2	2
Restructuring charges (2)	Selling, marketing and administration	—	—	—%	7	7
Software deferred revenue acquired (3)	Revenue (3)	12	12	0.3%	12	12
Stock compensation expense	Cost of sales	—	4	0.5%	4	4
Stock compensation expense	Research and development	—	—	—%	12	12
Stock compensation expense	Selling, marketing and administration	—	—	—%	52	52
Acquired intangibles amortization	Amortization	—	—	—%	82	82
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	12	12
Settlements, net	Arbitration awards and settlements, net	—	—	—%	(9)	(9)
Acquisition income tax recoveries	Income taxes	—	—	—%	—	(21)
Adjusted		$916	$716	78.2%	$136	$131	$0.24
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(1) See “Fiscal 2019 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “Fiscal 2019 Summary Results of Operations - Financial Highlights - Restructuring Charges”.
(3) Included within Enterprise software and services revenue.
Similarly, on March 28, 2018, the Company announced financial results for the three months and fiscal year ended February 28, 2018, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin percentage, adjusted income (loss) before income taxes, adjusted net income (loss), and adjusted earnings (loss) per share.
For the three months ended February 28, 2018, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•	a fair value adjustment associated with the Company’s convertible debentures of approximately $34 million (the “Q4 Fiscal 2018 Debentures Fair Value Adjustment”);

•	selective patent abandonment of approximately $2 million;

•	RAP charges of approximately $26 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $6 million;

•	stock compensation expense of approximately $13 million;

•	amortization of intangible assets acquired through business combinations of approximately $22 million;

•	an interest true-up gain relating to the interest paid under the Nokia arbitration of $1 million; and

•	true-ups relating to legacy royalty arrangements under the handheld devices business of $1 million.
For the fiscal year ended February 28, 2018, these measures were adjusted for the following (collectively, the “Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
a long-lived asset impairment charge associated with the Company’s handheld devices business (the “Fiscal 2018 LLA Impairment Charge”), recognized when the carrying value exceeds the fair value of an asset group of $11 million;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	a fair value adjustment associated with the Company’s convertible debentures of approximately $191 million;

•	selective patent abandonment of approximately $4 million;

•	RAP charges of approximately $78 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $35 million;

•	stock compensation expense of approximately $49 million;

•	amortization of intangible assets acquired through business combinations of approximately $95 million;

•	business acquisition and integration costs incurred through business combinations of approximately $14 million;

•	net arbitration awards related to the Qualcomm and Nokia arbitrations of $683 million;

•	net interest income related to the Qualcomm and Nokia arbitrations of $123 million; and

•	true-ups relating to legacy royalty arrangements under the handheld devices business of $1 million.
A reconciliation of non-GAAP financial measures for the three months and fiscal year ended February 28, 2018 to the most directly comparable U.S. GAAP measures was included in the Company’s March 28, 2018 press release, and is reflected in the table below:

		For the Three Months Ended February 28, 2018 (in millions)				For the Year Ended February 28, 2018 (in millions)
	Income Statement Location	Revenue	Gross Margin	Income (loss) before income taxes	Net income (loss)	Revenue	Gross Margin	Income before income taxes	Net income
As reported		$233	$177	$(14)	$(10)	$932	$670	$406	$405
LLA Impairment Charge	Impairment of long-lived assets	—	—	—	—	—	—	11	11
Debentures fair value adjustment	Debentures fair value adjustment	—	—	(34)	(34)	—	—	191	191
Selective patent abandonment	Loss on sale, disposal and abandonment of long-lived assets	—	—	2	2	—	—	4	4
Restructuring charges	Cost of sales	—	3	3	3	—	11	11	11
Restructuring charges	Research and development	—	—	—	—	—	—	5	5
Restructuring charges	Selling, marketing and administration	—	—	23	23	—	—	62	62
Software deferred revenue acquired	Revenue	6	6	6	6	35	35	35	35
Stock compensation expense	Cost of sales	—	1	1	1	—	4	4	4
Stock compensation expense	Research and development	—	—	3	3	—	—	12	12
Stock compensation expense	Selling, marketing and administration	—	—	9	9	—	—	33	33
Acquired intangibles amortization	Amortization	—	—	22	22	—	—	95	95
Arbitration awards, net	Arbitration awards and settlement, net	—	—	—	—	—	—	(683)	(683)
Arbitration awards, net	Investment Income (loss), net	—	—	(1)	(1)	—	—	(123)	(123)
Legacy royalty adjustments	Cost of sales	—	1	1	1	—	1	1	1
Business acquisition and integration costs	Selling, marketing and administration	—	—	—	—	—	—	14	14
Adjusted		$239	$188	$21	$25	$967	$721	$78	$77

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA and adjusted EBITDA margin percentage for the three months and fiscal year ended February 28, 2019 of $73 million and $186 million, respectively. This is a non-GAAP financial measure that does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to a similar measure presented by other companies.

	For the Three Months Ended February 28, 2019 (in millions)	For the Year Ended February 28, 2019 (in millions)
Operating income	$28	$60
Non-GAAP adjustments to operating income
Debentures fair value adjustment	(6)	(117)
RAP charges	3	11
Software deferred revenue acquired	2	12
Stock compensation expense	14	68
Acquired intangibles amortization	18	82
Business acquisition and integration costs	8	12
Arbitration awards and settlement, net	(9)	(9)
Total non-GAAP adjustments to operating income	30	59
Non-GAAP operating income	58	119
Amortization	33	149
Acquired intangibles amortization	(18)	(82)
Adjusted EBITDA	$73	$186
Adjusted revenue (per above)	257	916
Adjusted EBITDA margin %	28%	20%
Adjusted EBITDA and adjusted EBITDA margin percentage for the three months and fiscal year ended February 28, 2018 are reflected in the table below.

	For the Three Months Ended February 28, 2018 (in millions)	For the Year Ended February 28, 2018 (in millions)
Operating income (loss)	$(17)	$283
Non-GAAP adjustments to operating income (loss)
LLA Impairment Charge	—	11
Debentures fair value adjustment	(34)	191
Selective patent abandonment	2	4
RAP charges	26	78
Software deferred revenue acquired	6	35
Stock compensation expense	13	49
Acquired intangibles amortization	22	95
Business acquisition and integration costs	—	14
Arbitration awards and settlements, net	—	(683)
Legacy royalty adjustments	1	1
Total non-GAAP adjustments to operating income (loss)	36	(205)
Non-GAAP operating income	19	78
Amortization	39	177
Acquired intangibles amortization	(22)	(95)
Adjusted EBITDA	$36	$160
Adjusted revenue (per above)	239	967
Adjusted EBITDA margin %	15%	17%

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported free cash flow as described in “Fiscal 2019 Summary Results of Operations - Free Cash Flow”, below.
Accounting Policies and Critical Accounting Estimates
Accounting Policies
See Note 1 to the Consolidated Financial Statements for a description of the Company’s significant accounting policies.
Critical Accounting Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, revenue-related estimates including variable consideration, standalone selling price (“SSP”), estimated customer life, non-cash consideration, right of return and customer incentive commitments, fair value of goodwill, long-lived asset impairment, useful lives of capital and intangible assets, fair values of assets acquired and liabilities assumed in business combinations, provision for income taxes, realization of deferred income tax assets and the related components of the valuation allowance, allowance for doubtful accounts, and the fair value of the long-term debt. Actual results could differ from these estimates.
The Company’s critical accounting estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. Except as noted, there have not been any changes to the Company’s critical accounting estimates during the past three fiscal years.
Valuation of Long-Lived Assets
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
The Company’s determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company’s assets for the purposes of LLA impairment testing. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, changes in the Company’s forecasts or market expectations relating to future results, and the Company’s strategic initiatives and the market’s assessment of any such factors. See “Risk Factors - The market price of the Company’s common shares is volatile” in the AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s future financial results and cash flows. A decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. The Company’s share price could also be adversely affected by the Company’s recorded LLA impairment charges.
The Company used various valuation techniques to determine the fair values of its assets to measure and allocate impairment. Techniques related to real estate, capital equipment and intangible assets included the direct capitalization method, market comparable transactions, the replacement cost method, discounted cash flow analysis, as well as the relief from royalty and excess earnings valuation methods. Determining valuations using these valuation techniques requires significant judgment and assumptions by management. Different judgments could yield different results.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance. Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year. For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate. During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year. This accounting treatment has no effect on the Company’s

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018 - Income Taxes” and “Results of Operations - Three months ended February 28, 2019 compared to three months ended February 28, 2018 - Income Taxes”.
Revenue Recognition
The Company’s contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.
Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Any estimates, including any constraints on variable consideration, are evaluated at each reporting period. Judgment is required to determine the fair value of non-cash consideration at contract inception. The Company uses an independent third-party valuator for the fair value of non-cash consideration.
Judgment is required to determine the SSP for each distinct performance obligation. The Company’s products and services often have observable SSP when the Company sells a promised product or service separately to similar customers. A contractually stated price or list price for a good or service may be the SSP of that good or service. However, in instances where SSP is not directly observable, the Company determines the SSP by maximizing observable inputs and using an adjusted market assessment approach using information that may include market conditions and other observable inputs from the Company’s pricing team, including historical SSP.
Significant judgment is required to determine the estimated customer life used in perpetual license contracts that require access to the Company’s proprietary secure network infrastructure to function. The Company uses historical experience regarding the length of the technology upgrade cycle and the expected life of the product to draw this conclusion.
Adoption of Accounting Policies
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASC 606, a new accounting standard on the topic of revenue contracts, which replaced the prior revenue recognition standard. The new standard amended a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard was effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company adopted this guidance in the first quarter of fiscal 2019. See Note 2 to the Consolidated Financial Statements for a further discussion on the Company’s revenue recognition policy under ASC 606 and the impact to the Company’s financial statements.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued a new accounting standard on the topic of leases. The new standard requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases, the lessee will recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of determining the impact, and expects that, in the first quarter of fiscal 2020 when the standard becomes effective for the Company, there likely will be a material impact to its balance sheet consisting of the recognition of a ROU asset and a corresponding lease liability. The Company established a cross-functional coordinated team to conduct the implementation of the lease standard, which was responsible for identifying and implementing the appropriate changes to the Company’s relevant business processes, systems and controls to support the required accounting and disclosure changes.
In August 2017, the FASB issued a new accounting standard on the topic of derivatives and hedging. The amendments in this update expand and refine the designation and measurement guidance for qualifying hedging relationships and the presentation of those hedge results. The guidance is effective for interim and annual periods beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2020 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2019 Summary Results of Operations
The following table sets forth certain consolidated statements of operations data, as well as certain consolidated balance sheet data, as at and for the fiscal years ended February 28, 2019, February 28, 2018, and February 28, 2017:

	As at and for the Fiscal Years Ended (in millions, except for share and per share amounts)
	February 28, 2019	February 28, 2018	Change	February 28, 2017	Change
Revenue (1)(2)	$904	$932	$(28)	$1,309	$(377)
Gross margin (1)(2)	698	670	28	617	53
Operating expenses (1)(2)	638	387	251	1,798	(1,411)
Investment income (loss), net (2)	17	123	(106)	(27)	150
Income (loss) before income taxes	77	406	(329)	(1,208)	1,614
Provision for (recovery of) income taxes	(16)	1	(17)	(2)	3
Net income (loss)	$93	$405	$(312)	$(1,206)	$1,611
Earnings (loss) per share - reported
Basic	$0.17	$0.76		$(2.30)
Diluted	$0.00	$0.74		$(2.30)

Weighted-average number of shares outstanding (000’s)
Basic	540,477	532,888		525,265
Diluted (3)	616,467	546,008		525,265

Total assets	$3,929	$3,780	$149	$3,296	$484
Total long-term financial liabilities	$665	$782	$(117)	$591	$191
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2019 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2019.

(2)
See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin, adjusted operating expenses and adjusted investment income (loss), net in fiscal 2018.

(3)
Diluted earnings (loss) per share on a U.S. GAAP basis for fiscal 2018 and fiscal 2017 does not include the dilutive effect of the Debentures as they would be anti-dilutive. Diluted loss per share on a U.S. GAAP basis for fiscal 2017 does not include the dilutive effect of stock-based compensation as to do so would be anti-dilutive. See Note 12 to the Consolidated Financial Statements for the fiscal year ended February 28, 2019 for calculation of the diluted weighted average number of shares outstanding.

Financial Highlights
The Company had approximately $1.0 billion in cash, cash equivalents and investments as of February 28, 2019.
In fiscal 2019, the Company recognized revenue of $904 million and net income of $93 million, or $0.17 basic earnings per share on a U.S. GAAP basis. The Company incurred a diluted earnings per share of $0.00 on a U.S. GAAP basis. The Company recognized adjusted revenue of $916 million and adjusted net income of $131 million, or adjusted earnings of $0.24 per share, on a non-GAAP basis in fiscal 2019. See also “Non-GAAP Financial Measures”.
Free Cash Flow
Free cash flow is a measure of liquidity calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and is therefore may not be comparable to similar measures presented by other companies. For the three months ended February 28, 2019, the Company’s net cash flow from operating activities was $21 million and capital expenditures were $3 million, resulting in the Company reporting free cash flow of $18 million.
Free cash flow was $20 million for the three months ended February 28, 2019 before taking into account $7 million in cash paid related to restructuring and transition costs, $9 million received in the Panasonic settlement, and $4 million in net cash payments related to business acquisition costs.
For the fiscal year ended February 28, 2019, the Company’s net cash provided by operating activities was $100 million and capital expenditures were $17 million, resulting in the Company reporting free cash flow of $83 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Free cash flow for the fiscal year ended February 28, 2019 was $95 million before taking into account $41 million in restructuring and transition costs, $27 million recovered from escrow related to the Settlement Funding Agreement with JPMorgan Chase as described in Note 14 to the Consolidated Financial Statements, $9 million in net cash received Panasonic settlement, and $7 million in net payments related to business acquisition costs.
The Company previously stated it anticipated generating positive free cash flow for fiscal 2019 before considering the impact of restructuring and the impact of legal proceedings. The Company reported positive free cash flow before taking into account these items in the amounts noted above.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% unsecured convertible debentures (the “Debentures”); therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the Debentures such as the face value, the redemption features or the conversion price.
In fiscal 2019, the fair value of the Debentures decreased by approximately $117 million. For the three months ended February 28, 2019, the Company recorded a non-cash charge relating to changes in fair value from instrument specific credit risk of $6 million in AOCI and non-cash income relating to changes in fair value from non-credit components of $6 million (pre-tax and after tax) (the “Q4 Fiscal 2019 Debentures Fair Value Adjustment”) in the Company’s consolidated statements of operations. In fiscal 2019, the Company recorded non-cash income relating to changes in fair value from instrument-specific credit risk of nil in AOCI and non-cash income relating to changes in fair value from non-credit components of $117 million (pre-tax and after tax) (the “Fiscal 2019 Debentures Fair Value Adjustment”) in the Company’s consolidated statements of operations.
Restructuring Charges
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the fourth quarter and fiscal 2019, the Company incurred approximately $3 million and $12 million, respectively, in total pre-tax charges related to this program. During the fourth quarter and fiscal 2019, the Company recovered approximately nil and $1 million, respectively, in total pre-tax recoveries related to the CORE program.
Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018
Consolidated Revenue
Consolidated revenue decreased by $28 million to approximately $904 million in fiscal 2019 from $932 million in fiscal 2018. The decrease was primarily due to a decrease of $75 million in SAF revenue to $46 million from $121 million, a decrease of $51 million in handheld devices revenue to $13 million from $64 million and a decrease of $33 million in Enterprise software and services revenue to $355 million from $388 million, net of increases of $90 million, and $41 million in Licensing, IP and other revenue, and BTS respectively.
The $75 million decrease in SAF, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users compared to fiscal 2018.
The decrease in handheld devices revenue of $51 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software. The Company’s partners are responsible for all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company and by the release of previously accrued amounts when the Company determines it has no further performance obligations.
The decrease of $33 million in Enterprise software and services revenue is primarily due to the reduction in revenue recognized on perpetual licenses as a result of the adoption of ASC 606.
The increase of $90 million in Licensing, IP and other revenue to $286 million from $196 million is primarily due to higher IP revenue as a result of the Company’s patent licensing agreement with Teletry that allows it to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers and an IP settlement.
The increase of $41 million in BTS to $204 million from $163 million is primarily due to increased revenue from royalty revenue, the Company’s agreement with Qualcomm Technologies Inc. (“Qualcomm”) to optimize select Qualcomm hardware platforms with BlackBerry QNX software and development seat revenue.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company previously stated that it expected year-over-year total software and services revenue growth of between 8% and 10% in fiscal 2019. Total software and services includes Enterprise software and services, BTS, and Licensing, IP and other. Total software and services revenue grew 10% in fiscal 2019 on a year-over-year basis.
The Company previously stated that it expects 80% to 85% of software and services revenue, excluding IP and professional services, will be recurring. Total recurring software and services revenue, excluding IP and professional services, was 83% in fiscal 2019, and 85% for the fourth quarter of fiscal 2019. Total software and services revenue after including perpetual licenses that are now recognized ratably under ASC 606, excluding IP and professional services, was approximately 91% recurring in fiscal 2019 and 93% recurring in the fourth quarter of fiscal 2019.
For fiscal 2020, the Company expects:

•	non-GAAP total Company revenue growth of between 23% and 27%;

•	double-digit percentage billings growth;

•	year-over-year total non-GAAP software and services revenue growth of between 8% and 10%, excluding the revenue growth of BlackBerry Cylance;

•	combined Enterprise software and services and BTS revenue growth of between 12% and 16%, with BTS revenue growing faster than Enterprise software and services revenue, and with increased market share;

•	BlackBerry Cylance revenue growth of between 25% and 30% over an annualized base of approximately $170 million, with increased market share;

•	Licensing, IP and other revenue to decline by approximately 5%; and

•	SAF revenue of between $10 million and $20 million.
The Company expects its non-GAAP revenue and non-GAAP earnings to be lower in the first quarter of fiscal 2020 than in the fourth quarter of fiscal 2020.
Consolidated Gross Margin
Consolidated gross margin increased by $28 million to approximately $698 million in fiscal 2019 from $670 million in fiscal 2018. The increase was primarily due to the increases in gross margin associated with Licensing, IP and other revenue and BTS, partially offset by a decline in gross margin associated with SAF and Enterprise software and services.
The increase in gross margin associated with Licensing, IP and other revenue and BTS is primarily due to the reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with Enterprise software and services is primarily due to the reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with SAF is primarily due to the decline in SAF revenue discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in fiscal 2019 and fiscal 2018 due to certain fixed costs associated with SAF infrastructure.
The Company previously stated that it expected non-GAAP gross margin to be approximately 75% for fiscal 2019. Non-GAAP gross margin was 78% for fiscal 2019.
The Company expects non-GAAP gross margin to be between 74% and 76% for fiscal 2020.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Fiscal Years Ended (in millions)
	February 28, 2019		February 28, 2018		Change
Revenue by Geography
North America	$599	66.2%	$540	58.0%	$59	10.9%
Europe, Middle East and Africa	222	24.6%	278	29.8%	(56)	(20.1)%
Latin America	7	0.8%	15	1.6%	(8)	(53.3)%
Asia Pacific	76	8.4%	99	10.6%	(23)	(23.2)%
	$904	100.0%	$932	100.0%	$(28)	(3.0)%
North America Revenue
Revenue in North America was $599 million, or 66.2% of revenue, in fiscal 2019, reflecting an increase of $59 million compared to $540 million, or 58.0% of revenue in fiscal 2018. The increase in North American revenue is primarily due to increases in Licensing, IP and other revenue and BTS revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by a decrease in Enterprise software and services revenue, handheld device revenue and SAF due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenue
Revenue in Europe, Middle East and Africa was $222 million, or 24.6% of revenue, in fiscal 2019, reflecting a decrease of $56 million compared to $278 million, or 29.8% of revenue, in fiscal 2018. The decrease in revenue is primarily due to decreases in SAF revenue and handheld device revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by an increase in BTS revenue primarily due to an increase in royalty revenue, sales of development seats and professional services.
Latin America Revenue
Revenue in Latin America was $7 million, or 0.8% of revenue, in fiscal 2019, reflecting a decrease of $8 million compared to $15 million, or 1.6% of revenue, in fiscal 2018. The decrease in revenue is primarily due to a reduction in SAF revenue and a decrease in Enterprise software and services revenue due to the reasons discussed above in “Consolidated Revenue”.
Asia Pacific Revenue
Revenue in Asia Pacific was $76 million, or 8.4% of revenue, in fiscal 2019, reflecting a decrease of $23 million compared to $99 million, or 10.6% of revenue, in fiscal 2018. The decrease in revenue is due to a decline in handheld devices revenue and SAF due to the reasons discussed above in “Consolidated Revenue” and a decrease in Licensing, IP and other revenue from the Company’s secure device licensing arrangements, partially offset by an increase in BTS revenue primarily due to an increase sales of development seats and professional services.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Product and Service
Comparative breakdowns of revenue by product and service on a non-GAAP basis are set forth below.

	For the Years Ended (in millions)
	February 28, 2019		February 28, 2018		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$367	40.1%	$423	43.7%	$(56)	(13.2)%
BTS	204	22.3%	163	16.9%	41	25.2%
Licensing, IP and other	286	31.2%	196	20.3%	90	45.9%
Handheld devices	13	1.4%	64	6.6%	(51)	(79.7)%
SAF	46	5.0%	121	12.5%	(75)	(62.0)%
	$916	100.0%	$967	100.0%	$(51)	(5.3)%
______________________________

(1)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2019 Non-GAAP Adjustments made to enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue includes revenue from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry UEM, BlackBerry Dynamics, BlackBerry Workspaces and BBM Enterprise, among other products and applications, as well as revenue from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services and BlackBerry Cylance.
Enterprise software and services revenue decreased by $56 million, or 13.2%, to $367 million, or 40.1% of revenue, in fiscal 2019, compared to $423 million, or 43.7% of revenue, in fiscal 2018.
The $56 million decrease in enterprise software and services revenue was primarily attributable to the same reasons described above in “Consolidated Revenue” and by a decrease in the non-GAAP adjustment of deferred software revenue acquired in fiscal 2019 versus fiscal 2018.
Excluding the deferred software revenue acquired adjustment, U.S. GAAP enterprise software and services revenue was $355 million, or 39.3% of revenue in fiscal 2019, compared to $388 million, or 41.6% of revenue in fiscal 2018, representing a decrease of $33 million, or 8.5%.
The Company previously stated it expected Enterprise software and services revenue to be lower in fiscal 2019 compared to fiscal 2018 by high single digit to low double-digits on a percentage basis. Enterprise software and services revenue decreased by a low double-digit percentage in fiscal 2019 compared to fiscal 2018.
The Company previously stated it expected Enterprise software and services billings to decline in fiscal 2019 compared to 2018. Enterprise software and services billings declined in fiscal 2019 compared to fiscal 2018 due to the Company’s salesforce continuing to adapt to the previously announced change to a subscription sales-based model.
BTS
BTS includes revenue from the Company’s QNX CAR Platform and Neutrino Operating System, among other BlackBerry QNX products, as well as revenue from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
BTS revenue increased by $41 million, or 25.2%, to $204 million, or 22.3% of revenue, in fiscal 2019, compared to $163 million, or 16.9% of revenue, in fiscal 2018. The increase was primarily due to the same reason described above in “Consolidated Revenue”.
The Company previously stated it expected BTS revenue to grow between 20% and 25% in fiscal 2019 compared to 2018. BTS revenue grew by 25% in fiscal 2019 compared to fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Licensing, IP and Other
Licensing, IP and other includes revenue from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales and intellectual property licensing, and from the Company’s BBM Consumer licensing arrangement.
Licensing, IP and other revenue increased by $90 million, or 45.9%, to $286 million, or 31.2% of revenue in fiscal 2019, compared to $196 million, or 20.3% of revenue, in fiscal 2018. The $90 million increase was primarily due to same reasons described above in “Consolidated Revenue”.
The Company previously stated that it expected to earn more than $140 million in IP revenue in fiscal 2019. IP revenue in fiscal 2019 was more than $140 million.
Handheld Devices
Handheld devices includes revenue from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices and the release of previously accrued amounts when the Company determines it has no further performance obligations.
Handheld devices revenue was $13 million, or 1.4% of revenue, in fiscal 2019 compared to $64 million, or 6.6% of revenue, in fiscal 2018, representing a decrease of $51 million, or 79.7%. The $51 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
SAF
SAF includes revenue associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenue relating to unspecified future software upgrade rights for devices sold by the Company.
SAF revenue decreased by $75 million, or 62.0%, to $46 million, or 5.0% of revenue, in fiscal 2019, compared to $121 million, or 12.5% of revenue, in fiscal 2018.
The decrease in SAF revenue is primarily due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for fiscal 2019 compared to fiscal 2018.

	For the Fiscal Years Ended (in millions)
	February 28, 2019		February 28, 2018		Change
		% of Revenue		% of Revenue		% of Change
Revenue(1)(2)	$904		$932		$(28)	(3.0)%
Operating expenses
Research and development(1)(2)	219	24.2%	239	25.6%	$(20)	(8.4)%
Selling, marketing and administration(1)(2)	406	44.9%	467	50.1%	(61)	(13.1)%
Amortization(1)(2)	136	15.0%	153	16.4%	(17)	(11.1)%
Impairment of long-lived assets(2)	—	—%	11	1.2%	(11)	(100.0)%
Loss on sale, disposal and abandonment of long-lived assets(2)	3	0.3%	9	1.0%	(6)	(66.7)%
Debentures fair value adjustment(1)(2)	(117)	(12.9)%	191	20.5%	(308)	(161.3)%
Arbitration awards and settlements, net(1)(2)	(9)	(1.0)%	(683)	(73.3)%	674	(98.7)%
Total	$638	70.5%	$387	41.5%	$251	64.9%
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2019 Non-GAAP Adjustments on revenue and operating expenses in fiscal 2019.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on revenue and operating expenses in fiscal 2018.
Operating expenses increased by $251 million, or 64.9%, to $638 million, or 70.5% of revenue in fiscal 2019, compared to $387 million, or 41.5% of revenue, in fiscal 2018. The increase was primarily attributable to the Qualcomm arbitration award

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

in fiscal 2018, partially offset by the difference between the Fiscal 2019 Debentures Fair Value Adjustment and the Fiscal 2018 Debentures Fair Value Adjustment, the Nokia arbitration decision in fiscal 2018, lower restructuring charges, a lower amortization expense, the absence of the Fiscal 2018 LLA Impairment Charge, and a lower bad debt expense.
After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, operating expenses decreased by $46 million, or 7.2% due to the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administration Expenses” and “Amortization Expense”.
The Company previously stated that it expected its restructuring costs to decrease in fiscal 2019 on a year-over-year basis. Restructuring costs decreased by $67 million in fiscal 2019 on a year-over year basis.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $20 million, or 8.4%, to $219 million, or 24.2% of revenue, in fiscal 2019, compared to $239 million, or 25.6% of revenue, in fiscal 2018. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, research and development expenses decreased by $17 million, or 7.7%. The decrease was primarily attributable to a decrease in salaries and benefits and a reduction in outsourcing costs compared to fiscal 2018, partially offset by an increase in facilities costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $61 million, or 13.1%, to $406 million, or 44.9% of revenue, in fiscal 2019 compared to $467 million in fiscal 2018, or 50.1% of revenue. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $23 million, or 6.4%. The decrease was primarily attributable to a decrease in salaries and benefits, a decrease in bad debt expense, a favourable change in the fair value of the deferred share unit liability, and a decrease in professional services compared to fiscal 2018.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2019 compared to fiscal 2018. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Years Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2019	February 28, 2018	Change	February 28, 2019	February 28, 2018	Change
Property, plant and equipment	$14	$18	$(4)	$6	$18	$(12)
Intangible assets	122	135	(13)	7	6	1
Total	$136	$153	$(17)	$13	$24	$(11)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $17 million to $136 million for fiscal 2019, compared to $153 million for fiscal 2018. The decrease in in amortization expense primarily reflects the full depreciation of certain assets.
After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments,
amortization decreased by $4 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s service operations and BlackBerry service operations decreased by $11 million to $13 million for fiscal 2019, compared to $24 million for fiscal 2018. This decrease primarily reflects the full depreciation of certain assets, partially offset by a portion of the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

amortization of patents being classified as cost of goods sold due to the Company’s intellectual property licensing arrangements.
Investment Income (Loss), Net
Investment income (loss), net, which includes the interest expense from the Debentures, decreased by $106 million to income of $17 million in fiscal 2019, from income of $123 million in fiscal 2018. The decrease is primarily attributable to the interest received from the Qualcomm arbitration award and the interest charged in the Nokia arbitration result in fiscal 2018. See “Financial Condition - Liquidity and Capital Resources”.
After giving effect to the relevant Fiscal 2018 Non-GAAP Adjustments, non-GAAP investment income increased by $17 million. The increase was due to a higher yield on the Company’s average cash and investment balances.
Income Taxes
For fiscal 2019, the Company’s net effective income tax recovery rate was approximately 21%, compared to approximately 0% for the prior fiscal year. The Company's net effective income recovery tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the net change in fair value of the Debentures, and the reduction in the US tax rate and other changes from the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments, the Company’s non-GAAP net effective income tax rate was approximately 4%, compared to approximately 0% for the same period in the prior fiscal year. The increase is due to current year taxable items that could not be offset with carried forward tax attributes such as tax losses.
Net Income
The Company’s net income for fiscal 2019 was $93 million, reflecting a decrease in net income of $312 million compared to net income of $405 million in fiscal 2018, primarily due to the Qualcomm arbitration award in fiscal 2018, offset by the difference between the Fiscal 2019 Debentures Fair Value Adjustment and Fiscal 2018 Debentures Fair Value Adjustment, the Nokia arbitration decision, a decrease in operating expenses as described above in “Operating Expenses” and the absence of the LLA Impairment Charge. After giving effect to the relevant Fiscal 2019 Non-GAAP Adjustments and Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP net income for fiscal 2019 was $131 million compared to $77 million in fiscal 2018, reflecting an increase in non-GAAP net income of $54 million, primarily due to a reduction in operating expenditures and an increase in the Company’s gross margin and investment income (loss).
Basic earnings per share on a U.S. GAAP basis was $0.17 and diluted earnings per share on a U.S. GAAP basis was $0.00 in fiscal 2019, an decrease in earnings per share of 77.6% and 100.0%, respectively, compared to basic earnings per share on a U.S. GAAP basis of $0.76 and diluted earnings per share on a U.S. GAAP basis of $0.74 in fiscal 2018.
The weighted average number of shares outstanding was 540 million and 616 million for basic and diluted earnings per share, respectively, for the fiscal year ended February 28, 2019. The weighted average number of shares outstanding was 533 million and 546 million for basic and diluted earnings per share, respectively, for the fiscal year ended February 28, 2018.
The Company previously stated its expectations of achieving positive non-GAAP earnings per share for fiscal 2019. Non-GAAP earnings per share were $0.24 in fiscal 2019.
The Company expects the profitability of BlackBerry Cylance to improve through fiscal 2020 and expects BlackBerry Cylance to be accretive to non-GAAP net income on a full-year basis beginning in fiscal 2021.
Common Shares Outstanding
On April 1, 2019, there were 547 million voting common shares, options to purchase 8 million voting common shares, 21 million restricted share units and 0.8 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three months ended February 28, 2019 compared to the three months ended February 28, 2018
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 28, 2019 and February 28, 2018:

	For the Three Months Ended (in millions, except for share and per share amounts)
	February 28, 2019		February 28, 2018		Change
Revenue (1)(2)	255	100.0%	233	100.0%	22
Gross margin (1)(2)	206	80.8%	177	76.0%	29
Operating expenses (1)(2)	178	69.8%	194	83.3%	(16)
Investment income, net (1)	4	1.6%	3	1.3%	1
Income (loss) before income taxes	32	12.5%	(14)	(6.0)%	46
Recovery of income taxes	(19)	(7.5)%	(4)	(1.7)%	(15)
Net income (loss)	$51	20.0%	$(10)	(4.3)%	$61
Earnings (loss) per share - reported
Basic	$0.09		$(0.02)		$0.11
Diluted (3)	$0.08		$(0.06)		$0.14

Weighted-average number of shares outstanding (000’s)
Basic	547,272		536,594
Diluted (3)	615,593		597,094
______________________________

(1)
See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2019 Non-GAAP Adjustments on revenue, gross margin, operating expenses, and investment income (loss), net in the fourth quarter of fiscal 2019.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2018 Non-GAAP Adjustments on revenue, gross margin, operating expenses and investment income, net in the fourth quarter of fiscal 2018.

(3)	Diluted loss per share on a U.S. GAAP basis in the fourth quarter of 2018 does not include the dilutive effect of stock-based compensation as to do so would be anti-dilutive.
Consolidated Revenue
Consolidated revenue increased by $22 million to approximately $255 million in the fourth quarter of fiscal 2019 from $233 million in the fourth quarter of fiscal 2018. The increase was primarily due to an increase of $41 million in Licensing, IP and other revenue to $99 million from $58 million and an increase of $9 million in BTS revenue to $55 million from $46 million, partially offset by an decrease of $16 million in Enterprise software and services revenue to $92 million from $108 million, a decrease of $10 million in SAF revenue to $9 million from $19 million and a decrease of $2 million in handheld devices revenue to nil from $2 million.
The increase in Licensing, IP and other revenue of $41 million was due to higher IP revenue from the Company’s patent licensing agreement with Teletry that allows it to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers, partially offset by a decrease in revenue from BBM Consumer due to a decrease in infrastructure hosting revenue.
The increase in BTS revenue was primarily due to increased development seats revenue and increased professional services revenue.
The decrease in Enterprise software and services revenue of $16 million is primarily due to a lower number of perpetual licenses sold and a reduction in revenue recognized on perpetual licenses as a result of the adoption of ASC 606.
The decrease in SAF revenue of $10 million, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, was primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users, compared to the fourth quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The decrease in hardware and other revenue of $2 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software. The Company’s partners are responsible for all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company, followed solely by the release of previously accrued amounts when the Company determines it has no further performance obligations.
Consolidated Gross Margin
Consolidated gross margin increased by $29 million to approximately $206 million in the fourth quarter of fiscal 2019 from $177 million in the fourth quarter of fiscal 2018. The increase was primarily due to increases in gross margin in Licensing, IP and other and BTS, partially offset by a decline in gross margin associated with Enterprise software and services and SAF.
The increases in gross margin associated with Licensing, IP and other and BTS were primarily due to the reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with SAF is primarily due to the decline in SAF revenue discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in the fourth quarter of fiscal 2019 and the fourth quarter of fiscal 2018 due to certain fixed costs associated with SAF infrastructure. The decrease in gross margin associated with Enterprise software and services was primarily due to the reasons discussed above in “Consolidated Revenue”.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	February 28, 2019		February 28, 2018		Change
Revenue by Geography
North America	$176	69.0%	$147	63.1%	$29	19.7%
Europe, Middle East and Africa	61	23.9%	63	27.0%	(2)	(3.2)%
Latin America	1	0.4%	4	1.7%	(3)	(75.0)%
Asia Pacific	17	6.7%	19	8.2%	(2)	(10.5)%
	$255	100.0%	$233	100.0%	$22	9.4%
North America Revenue
Revenue in North America was $176 million, or 69.0% of revenue, in the fourth quarter of fiscal 2019, reflecting an increase of $29 million compared to $147 million, or 63.1% of revenue, in the fourth quarter of fiscal 2018. Revenue in North America increased compared to the fourth quarter of fiscal 2018 primarily from an increase in Licensing, IP and other revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by a decrease in Enterprise software and services due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenue
Revenue in Europe, Middle East and Africa was $61 million or 23.9% of revenue in the fourth quarter of fiscal 2019, reflecting a decrease of $2 million compared to $63 million or 27.0% of revenue in the fourth quarter of fiscal 2018. The decrease in revenue is due to decreased handheld devices and SAF revenue due to the reasons discussed above in “Consolidated Revenue”, partially offset by increases in Enterprise software and services and BTS revenue for the reasons discussed above in “Consolidated Revenue”.
Latin America Revenue
Revenue in Latin America was $1 million or 0.4% of revenue in the fourth quarter of fiscal 2019, reflecting a decrease of $3 million compared to $4 million or 1.7% of revenue in the fourth quarter of fiscal 2018. The decrease in revenue is primarily due to a decrease in Enterprise software and services revenue due to the reasons discussed above in “Consolidated Revenue”.
Asia Pacific Revenue
Revenue in Asia Pacific was $17 million or 6.7% of revenue in the fourth quarter of fiscal 2019, reflecting a decrease of $2 million compared to $19 million or 8.2% of revenue in the fourth quarter of fiscal 2018. The decrease in revenue is due to a

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

decrease in Licensing, IP and other revenue from the Company’s secure device licensing arrangements and a decrease in SAF revenue due to the reasons discussed above in “Consolidated Revenue”.
Revenue by Product and Service
Comparative breakdowns of revenue by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	February 28, 2019		February 28, 2018		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$94	36.6%	$114	47.8%	$(20)	(17.5)%
BTS	55	21.4%	46	19.2%	9	19.6%
Licensing, IP and other	99	38.5%	58	24.3%	41	70.7%
Handheld devices	—	—%	2	0.8%	(2)	(100.0)%
SAF	9	3.5%	19	7.9%	(10)	(52.6)%
	$257	100.0%	$239	100.0%	$18	7.5%
______________________________

(1)	See “Non-GAAP Financial Measures” for the relevant Q4 Fiscal 2019 Non-GAAP Adjustments made to Enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Q4 Fiscal 2018 Non-GAAP Adjustments made to Enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue was $94 million (including $3 million related to BlackBerry Cylance), or 36.6% of revenue, in the fourth quarter of fiscal 2019, a decrease of $20 million compared to revenue of $114 million, or 47.8% of revenue, in the fourth quarter of fiscal 2018. Enterprise software and services non-GAAP revenue decreased due to the reasons described above in “Consolidated Revenue” and a decrease of $4 million in the non-GAAP adjustment of deferred software revenue acquired to $2 million in the fourth quarter of fiscal 2019 from $6 million in the fourth quarter of fiscal 2018.
Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, U.S. GAAP Enterprise software and services revenue was $92 million (including $2 million related to BlackBerry Cylance), or 36.1% of revenue, in the fourth quarter of fiscal 2019, compared to $108 million, or 46.4% of revenue, in the fourth quarter of fiscal 2018, representing a decrease of $16 million, or 14.8%, due to the reasons described above in “Consolidated Revenue”.
The Company previously stated that it expected Enterprise software and services revenue to grow sequentially in the fourth quarter of fiscal 2019. Enterprise software and services revenue declined by 4% in the fourth quarter of fiscal 2019, compared to the third quarter of fiscal 2019 due to non-UEM revenue being lower than expected as a result of delays in government procurement processes.
The Company previously stated that it expected Enterprise software and services billings to grow sequentially in the fourth quarter of fiscal 2019. Enterprise software and services billings grew in the fourth quarter of fiscal 2019, compared to the third quarter of fiscal 2019.
BTS
BTS revenue increased to $55 million, or 21.4% of revenue, in the fourth quarter of fiscal 2019, compared to $46 million, or 19.2% of revenue, in the fourth quarter of fiscal 2018 due to the reasons described above in “Consolidated Revenue”.
Licensing, IP and Other
Licensing, IP and other revenue was $99 million, or 38.5% of revenue, in the fourth quarter of fiscal 2019, compared to $58 million, or 24.3% of revenue, in the fourth quarter of fiscal 2018, representing an increase of $41 million, or 70.7%. The $41 million increase was due to the reasons described above in “Consolidated Revenue”.
The Company previously stated that it expects to generate recurring Licensing, IP and other revenue of between $40 million and $45 million per quarter. Recurring Licensing, IP and other revenue was greater than $45 million in the fourth quarter of fiscal 2019.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Handheld Devices
Handheld devices includes revenue from the sale of the Company’s remaining inventory of legacy smartphones and smartphone accessories, as well as non-warranty repair services and the release of previously accrued amounts when the Company determines it has no further performance obligations. Handheld device revenue was nil, or 0.0% of revenue, in the fourth quarter of fiscal 2019, compared to $2 million, or 0.8% of revenue, in the fourth quarter of fiscal 2018, representing decrease of $2 million, or 100.0%. The $2 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
SAF
SAF revenue decreased by $10 million, or 52.6%, to $9 million, or 3.5% of revenue, in the fourth quarter of fiscal 2019, compared to $19 million, or 7.9% of revenue, in the fourth quarter of fiscal 2018. The decrease was due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 28, 2019, compared to the quarter ended November 30, 2018 and the quarter ended February 28, 2018. The Company believes it is also meaningful to provide a sequential comparison between the fourth quarter of fiscal 2019 and the third quarter of fiscal 2019.

	For the Three Months Ended (in millions)
	February 28, 2019		November 30, 2018		February 28, 2018
		% of Revenue		% of Revenue		% of Revenue
Revenue(1)(2)(3)	$255		$226		$233
Operating expenses
Research and development(1)(2)(3)	52	20.4%	55	24.3%	58	24.9%
Selling, marketing and administration(1)(2)(3)	109	42.7%	91	40.3%	131	56.2%
Amortization(1)(2)(3)	31	12.2%	33	14.6%	37	15.9%
Loss on sale, disposal and abandonment of long-lived assets(3)	1	0.4%	2	0.9%	2	0.9%
Debentures fair value adjustment(1)(2)(3)	(6)	(2.4)%	(69)	(30.5)%	(34)	(14.6)%
Arbitration awards and settlements, net(1)	(9)	(3.5)%	—	—%	—	—%
Total	$178	69.8%	$112	49.6%	$194	83.3%
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2019 Non-GAAP Adjustments on revenue and operating expenses in the fourth quarter of fiscal 2019.

(2)
In the third quarter of fiscal 2019, the Company had software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $2 million, and also recorded a non-cash income associated with a change in the fair value of the Debentures of approximately $69 million (the “Q3 Fiscal 2019 Debentures Fair Value Adjustment”); RAP charges of approximately $1 million in selling, marketing and administration expenses; stock compensation expense of approximately $3 million and $11 million in research and development and selling, marketing and administration expenses, respectively; amortization of intangible assets acquired through business combinations of approximately $20 million in amortization expense; and business acquisition and integration costs incurred through business combinations of approximately $5 million in selling, marketing and administration expense (collectively the “Q3 Fiscal 2019 Non-GAAP Adjustments”).

(3)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2018 Non-GAAP Adjustments on revenue and operating expenses in the fourth quarter of fiscal 2018.
Operating expenses increased by $66 million, or 58.9%, to $178 million, or 69.8% of revenue, in the fourth quarter of fiscal 2019, compared to $112 million, or 49.6% of revenue, in the third quarter of fiscal 2019. The increase was primarily attributable to the difference between the Q4 Fiscal 2019 Debentures Fair Value Adjustment and Q3 Fiscal 2019 Debentures Fair Value Adjustment and an increase in professional service fees partially offset by a settlement received in the fourth quarter of fiscal 2019.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q3 Fiscal 2019 Non-GAAP Adjustments, operating expenses increased by $11 million, or 7.8%. The increase was primarily attributable to the addition of Cylance’s operating expenses for approximately one week in the fourth quarter of fiscal 2019.
Operating expenses decreased by $16 million, or 8.2%, to $178 million, or 69.8% of revenue, in the fourth quarter of fiscal 2019, compared to $194 million, or 83.3% of revenue, in the fourth quarter of fiscal 2018. The decrease was primarily attributable to a decrease in restructuring charges, a settlement received in the fourth quarter of fiscal 2019, a decrease in salaries and benefits and favourable foreign currency translation partially offset by the difference between the Q4 Fiscal 2019 Debentures Fair Value Adjustment and Q4 Fiscal 2018 Debentures Fair Value Adjustment.
After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q4 Fiscal 2018 Non-GAAP Adjustments, operating expenses decreased by $17 million, or 10.1% due the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administrative Expenses” and “Amortization Expense”.
Research and Development Expense
Research and development expenses consist primarily of salaries and benefits costs for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $6 million, or 10.3% to $52 million in the fourth quarter of fiscal 2019 compared to $58 million in the fourth quarter of fiscal 2018. After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q4 Fiscal 2018 Non-GAAP Adjustments, research and development expenses decreased by $6 million, or 10.9%. This decrease was primarily attributable to decreased salaries and benefits costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $22 million, or 16.8%, to $109 million in the fourth quarter of fiscal 2019 compared to $131 million in the fourth quarter of fiscal 2018. After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q4 Fiscal 2018 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $10 million, or 10.1%. This decrease was primarily attributable to favourable foreign exchange translation, a reduction in salaries and benefits, and a decrease in professional services expense.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 28, 2019 compared to the quarter ended February 28, 2018. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2019	February 28, 2018	Change	February 28, 2019	February 28, 2018	Change
Property, plant and equipment	$4	$5	$(1)	$1	$2	$(1)
Intangible assets	27	32	(5)	1	—	1
Total	$31	$37	$(6)	$2	$2	$—
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $6 million to $31 million for the fourth quarter of fiscal 2019 compared to $37 million for the fourth quarter of fiscal 2018. The decrease in amortization expense reflects the full depreciation of certain assets.
After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q4 Fiscal 2018 Non-GAAP Adjustments, amortization decreased by $2 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s service operations were $2 million in the fourth quarter of fiscal 2019 and consistent with the fourth quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income (Loss), Net
Investment income (loss), net, which includes the interest expense from the Debentures, increased by $1 million to $4 million in the fourth quarter of fiscal 2019, compared to $3 million in the fourth quarter of fiscal 2018. The increase in investment income was due to a higher yield on the Company’s average cash and investment balances.
After giving effect to the relevant Q4 Fiscal 2018 Non-GAAP Adjustments, non-GAAP investment income increased by $2 million. The increase was due to a higher yield on the Company’s average cash and investment balances.
Income Taxes
For the fourth quarter of fiscal 2019, the Company’s net effective income tax recovery rate was approximately 59%, compared to approximately 29% for the same period in the prior fiscal year. The Company’s income tax recovery rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the net change in fair value of the Debentures, the reduction in the U.S. tax rate and other changes from the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments, the Company’s non-GAAP net effective income tax rate was approximately 3%, compared to a net effective income tax recovery rate of approximately 29% for the same period in the prior fiscal year. The increase is due to current year taxable items that could not be offset with carried forward tax attributes such as tax losses.
Net Income (Loss)
The Company’s net income for the fourth quarter of fiscal 2019 was $51 million, or $0.09 basic earnings per share and $0.08 diluted earnings per share on a U.S. GAAP basis, reflecting an increase in net income of $61 million compared to a net loss of $10 million, or $0.02 basic loss per share and $0.06 diluted loss per share, in the fourth quarter of fiscal 2018. After giving effect to the relevant Q4 Fiscal 2019 Non-GAAP Adjustments and Q4 Fiscal 2018 Non-GAAP Adjustments, the Company’s non-GAAP net income was $60 million in the fourth quarter of fiscal 2019 compared to $25 million in the fourth quarter of fiscal 2018, reflecting an increase in non-GAAP net income of $35 million due to an increase in revenue, a decrease in operating expenditures and an increase in gross margin.
The weighted average number of shares outstanding was 547 million common shares for basic earnings per share and 616 million common shares for diluted earnings per share for the fourth quarter of fiscal 2019. The weighted average number of shares outstanding was 537 million common shares for basic loss per share and 597 million common shares for diluted loss per share for the fourth quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 28, 2019. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2019				Fiscal Year 2018
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$255	$226	$210	$213	$233	$226	$238	$235
Gross margin	206	170	161	161	177	168	175	150
Operating expenses	178	112	122	226	194	426	153	(386)
Income (loss) before income taxes	32	60	44	(59)	(14)	(275)	23	672
Provision for (recovery of) income taxes	(19)	1	1	1	(4)	—	4	1
Net income (loss)	$51	$59	$43	$(60)	$(10)	$(275)	$19	$671

Earnings (loss) per share
Basic earnings (loss) per share	$0.09	$0.11	$0.08	$(0.11)	$(0.02)	$(0.52)	$0.04	$1.26
Diluted earnings (loss) per share	$0.08	$(0.01)	$(0.04)	$(0.11)	$(0.06)	$(0.52)	$(0.07)	$1.23

Research and development	$52	$55	$51	$61	$58	$60	$60	$61
Selling, marketing and administration	109	91	106	100	131	118	110	109
Amortization	31	33	35	37	37	37	39	40
Impairment of long-lived assets	—	—	—	—	—	—	11	—
Impairment of goodwill	—	—	—	—	—	—	—	—
Loss on sale, disposal and abandonment of long-lived assets	1	2	—	—	2	2	3	1
Debentures fair value adjustment	(6)	(69)	(70)	28	(34)	77	(70)	218
Arbitration awards and settlements, net	(9)	—	—	—	—	132	—	(815)
Operating expenses	$178	$112	$122	$226	$194	$426	$153	$(386)
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $1.35 billion to $1.00 billion as at February 28, 2019 from $2.35 billion as at February 28, 2018, primarily as a result of the Cylance acquisition. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at February 28, 2019.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	February 28, 2019	February 28, 2018	Change
Cash and cash equivalents	$548	$816	$(268)
Restricted cash	34	39	(5)
Short-term investments	368	1,443	(1,075)
Long-term investments	55	55	—
Cash, cash equivalents, and investments	$1,005	$2,353	$(1,348)
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	February 28, 2019	February 28, 2018	Change
Current assets	$1,194	$2,545	$(1,351)
Current liabilities	471	411	60
Working capital	$723	$2,134	$(1,411)
Current Assets
The decrease in current assets of $1.35 billion at the end of fiscal 2019 from the end of fiscal 2018 was primarily due to decreases in short term investments of $1.08 billion, cash and cash equivalents of $268 million, other receivables of $52 million and income taxes of $17 million, partially offset by increases in accounts receivable, net of $43 million, and other current assets of $18 million.
At February 28, 2019, accounts receivable was $194 million, an increase of $43 million from February 28, 2018. The increase was primarily due to the acquired trade receivables from the Cylance acquisition and higher revenue recognized in the fourth quarter of fiscal 2019, partially offset by a decrease in days sales outstanding to approximately 58 days in the fourth quarter of fiscal 2019 from approximately 61 days in the fourth quarter of 2018.
At February 28, 2019, other receivables decreased by $52 million to $19 million compared to $71 million as at February 28, 2018. The decrease was primarily due to funds recovered from escrow relating to the Good Technology Corporation litigation.
At February 28, 2019, other current assets was $56 million, an increase of $18 million from February 28, 2018. The increase in in other current assets was primarily due to the increase in deferred contract acquisition costs as a result of the adoption of ASC 606 and to the acquired other current assets from the Cylance acquisition.
At February 28, 2019, income taxes receivable was $9 million, a decrease of $17 million from February 28, 2018. The decrease in income taxes receivable was due to refunds received in 2019.
Current Liabilities
The increase in current liabilities of $60 million at the end of fiscal 2019 from the end of fiscal 2018 was primarily due to an increase in deferred revenue of $72 million and accounts payable of $2 million, partially offset by a decrease in accrued liabilities of $13 million.
Deferred revenue was $214 million, which reflects an increase of $72 million compared to February 28, 2018 that was primarily attributable to acquired deferred revenue from the Cylance acquisition and to the adoption of ASC 606.
As at February 28, 2019, accounts payable were $48 million, reflecting an increase of $2 million from February 28, 2018, which was primarily attributable to acquired accounts payable from the Cylance acquisition, partially offset by lower operating expenses as described above under “Results of Operations - Fiscal year ended February 28, 2019 compared to fiscal year ended February 28, 2018 - Operating Expenses ”.
Accrued liabilities were $192 million, reflecting a decrease of $13 million compared to February 28, 2018, which was primarily attributed to the decrease in vendor liabilities and a lower variable incentive plan accrual compared to fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the fiscal year ended February 28, 2019 compared to the fiscal year ended February 28, 2018 were as follows:

	For the Fiscal Years Ended (in millions)
	February 28, 2019	February 28, 2018	Change
Net cash flows provided by (used in):
Operating activities	$100	$704	$(604)
Investing activities	(375)	(630)	255
Financing activities	5	(10)	15
Effect of foreign exchange gain (loss) on cash and cash equivalents	(3)	6	(9)
Net increase (decrease) in cash and cash equivalents	$(273)	$70	$(343)
Operating Activities
The decrease in net cash flows provided by operating activities of $604 million primarily reflects the impact of the Qualcomm and Nokia arbitrations in fiscal 2018, partially offset by net changes in working capital and improved gross margin.
Investing Activities
During the fiscal year ended February 28, 2019, cash flows used in investing activities were $375 million and included cash flows used in the Cylance acquisition of $1.40 billion, intangible asset additions of $32 million and acquisitions of property, plant and equipment of $17 million, partially offset by proceeds on sale of short-term and long-term investments, net of the proceeds on sale or maturity of $1.08 billion and property, plant and equipment of $1 million. During fiscal 2018, cash flows used in investing activities were $630 million and included cash flows of $588 million used in transactions involving the acquisition of short-term and long-term investments, intangible asset additions of $30 million and acquisitions of property, plant and equipment of $15 million, partially offset by proceeds on the sale of property, plant and equipment of $3 million.
Financing Activities
The increase in cash flows provided by financing activities was $15 million for fiscal 2019 due to the common shares repurchases made under the normal course issuer bid discussed under “Business Overview - Normal Course Issuer Bid” above in fiscal 2018.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 28, 2019:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$201	$37	$56	$51	$57
Purchase obligations and commitments	202	82	50	70	—
Long-term debt interest and principal payments	39	23	16	—	—
Total	$442	$142	$122	$121	$57
Purchase obligations and commitments amounted to approximately $442 million as at February 28, 2019, including future interest payments of $39 million on the Debentures and operating lease obligations of $201 million. The remaining balance consists of purchase orders for goods and services utilized in the operations of the Company. Total aggregate contractual obligations as at February 28, 2019 increased by approximately $137 million as compared to the February 28, 2018 balance of approximately $305 million, which was primarily attributable to an increase in operating lease commitments and purchase commitments due to the Cylance acquisition, partially offset by decreases in non-Cylance purchase obligations and interest payments on the Debentures.
Debenture Financing and Other Funding Sources
See Note 10 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $31 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See Note 3 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash, cash equivalents, and investments were approximately $1.00 billion as at February 28, 2019. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of February 28, 2019, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. See Note 14 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenue in fiscal 2019 was transacted in U.S. dollars. Portions of the revenue were denominated in Canadian dollars, euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, euros and British pounds. At February 28, 2019, approximately 9% of cash and cash equivalents, 29% of accounts receivables and 4% of accounts payable were denominated in foreign currencies (February 28, 2018 – 9%, 35% and 6%, respectively). These foreign currencies primarily include the Canadian dollar, euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 5 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed 3.75% interest rate. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long term nature of the Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio or changes in the market value of the Debentures.
Credit and Customer Concentration
The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at February 28, 2019 was $25 million (February 28, 2018 - $24 million). There was one customer that comprised more than 10% of accounts receivable as at February 28, 2019 (February 28, 2018 - no customer that comprised more than 10%). During fiscal 2019, the percentage of the Company’s receivable balance that was past due decreased by 5.8% compared to the fourth quarter of fiscal 2018. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

There was one customer that comprised more than 10% of the Company’s revenue in fiscal 2019 (fiscal 2018 - no customer; fiscal 2017 - no customer).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2019, the Company did not record any other-than-temporary impairment charges related to certain cost-based investments (fiscal 2018 - nil, fiscal 2017 - $8 million).
See Note 5 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 28, 2019, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

On February 21, 2019, the Company completed the acquisition of Cylance, which is included in the fiscal 2019 consolidated financial statements of the Company and constituted 2% and (3)% of total and net assets of the Company, respectively, as of February 28, 2019, and less than 1% of revenue and (6)% of income before income taxes for the year then ended. In evaluating the effectiveness of the Company's internal controls over financial reporting, management has excluded Cylance from its assessment of internal controls over financial reporting as of February 28, 2019 because Cylance was acquired by the Company late in fiscal 2019.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of February 28, 2019, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting
During the three months ended February 28, 2019, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.